Odysight.ai Inc.

Suite 7A, Industrial Park, P.O. Box 3030

Omer, Israel 8496500

February 3, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Odysight.ai Inc.
Registration Statement on Form S-1 Filed December 12, 2024 File No. 333-283773

VIA EDGAR

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 28, 2025, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on January 30, 2025, or as soon thereafter as may be practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby withdraw our request for acceleration of the effective date until further notice from the Company.

The Registrant respectfully requests that it be notified of acceptance of this notice of withdrawal by a telephone call to Gary Emmanuel, Esq. of Greenberg Traurig, P.A. at +1 212 801 9337.

Very truly yours,

ODYSIGHT.AI INC.

By:	/s/ Yehu Ofer
Name:	Yehu Ofer
Title:	Chief Executive Officer

cc: Gary Emmanuel (Greenberg Traurig, P.A.)